SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                                  SYBASE, INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    871130100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [ X ]     Rule 13d-1(c)
                  [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 2 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only


4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,036,075
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,036,075
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,036,075

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.18%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 3 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,036,075
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,036,075
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,036,075

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.18%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 4 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  1,317,825
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,317,825
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,317,825

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.50%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 5 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,221,837
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,221,837
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,221,837

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.39%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 6 of 19 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  2,539,662
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,539,662
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,539,662

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  2.90%

12       Type of Reporting Person*

                  OO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 7 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  2,539,662
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,539,662
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,539,662

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (11)

                  2.90%

12       Type of Reporting Person*

                  CO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 871130100                                           Page 8 of 19 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  5,505,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   5,505,500
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,505,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                  6.28%

12       Type of Reporting Person*

                  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 19 Pages


Item 1(a)         Name of Issuer:

                  Sybase, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  6475 Christie Avenue, Emeryville, CA 94608.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

                  ii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  iii) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  iv) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  v) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  vi) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                  vii)   Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., Winston LDC, Winston LLC and Furzedown Trading Limited, a company organized under the laws of the Isle of Man ("Furzedown").

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of the Shares held for the account of each of Winston LDC and Winston LLC.

                                                             Page 10 of 19 Pages

                  Pursuant  to  an  investment   management   arrangement,   Dr.
Chatterjee may be deemed to have voting and dispositive power over the Shares held for the account of Furzedown.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  (i)    Winston L.P. is a Delaware limited partnership;

                  (ii)   CFM is a Delaware limited partnership;

                  (iii) Winston LDC is a Cayman Islands exempted limited duration company;

                  (iv)   Winston LLC is a Delaware limited liability company;

                  (v) Chatterjee Advisors is a Delaware limited liability company;

                  (vi)   Chatterjee Management is a Delaware corporation; and

                  (vii)  Dr. Chatterjee is a United States citizen.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  871130100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                                             Page 11 of 19 Pages

                  (i) Each of Winston L.P. and CFM may be deemed to be the beneficial owner of the 1,036,075 Shares held for the account of Winston L.P.

                  (ii) Winston LDC may be deemed the beneficial owner of the 1,317,825 Shares held for its account.

                  (iii) Winston LLC may be deemed the beneficial owner of the 1,221,837 Shares held for its account.

                  (iv) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 2,539,662 Shares. This number consists of
(A) 1,317,825 Shares held for the account of Winston LDC and (B) 1,221,837 Shares held for the account of Winston LLC.

                  (v) Dr. Chatterjee may be deemed to be the beneficial owner of 5,505,500 Shares. This number consists of (A) 1,317,825 Shares held for the account of Winston LDC, (B) 1,221,837 Shares held for the account of Winston LLC, (C) 1,036,075 Shares held for the account of Winston L.P. and (D) 1,929,763 Shares held for the account of Furzedown.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 1.18% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 1.50% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately 1.39% of the total number of Shares outstanding.

                  (iv) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 2.90% of the total number of Shares outstanding.

                  (v) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 6.28% of the total number of Shares outstanding.

     Winston L.P.
     ------------

     (i)  Sole power to vote or to direct the vote:                    1,036,075

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,036,075

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                             Page 12 of 19 Pages

     CFM
     ---

     (i)  Sole power to vote or to direct the vote:                    1,036,075

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,036,075

     (iv) Shared power to dispose or to direct the disposition of:             0

     Winston LDC
     -----------

     (i)  Sole power to vote or to direct the vote:                    1,317,825

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,317,825

     (iv) Shared power to dispose or to direct the disposition of:             0

     Winston LLC
     -----------

     (i)  Sole power to vote or to direct the vote:                    1,221,837

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,221,837

     (iv) Shared power to dispose or to direct the disposition of:             0

     Chatterjee Advisors
     -------------------

     (i)  Sole power to vote or to direct the vote:                    2,539,662

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      2,539,662

     (iv) Shared power to dispose or to direct the disposition of:             0

     Chatterjee Management
     ---------------------

     (i)  Sole power to vote or to direct the vote:                    2,539,662

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      2,539,662

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                             Page 13 of 19 Pages

     Dr.  Chatterjee
     ---------------

     (i)  Sole power to vote or to direct the vote:                    5,505,500

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      5,505,500

     (iv) Shared power to dispose or to direct the disposition of:             0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (ii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (iii)  The   members  of   Winston   LLC  have  the  right  to
                         participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  (iv)   The   shareholders  of  Furzedown  have  the  right  to
                         participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Furzedown in accordance with their ownership interests in Furzedown.

                  Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC, Winston L.P. and Furzedown. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Furzedown. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P. and Furzedown. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC, Winston LLC and Furzedown. Furzedown expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Winston LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                             Page 14 of 19 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 15 of 19 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001        WINSTON PARTNERS, L.P.

                                By:     Chatterjee Fund Management, L.P.,
                                        General Partner

                                By:     Purnendu Chatterjee,
                                        General Partner

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date: February 13, 2001         CHATTERJEE FUND MANAGEMENT, L.P.

                                By:      Purnendu Chatterjee,
                                         General Partner

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date: February 13, 2001         WINSTON PARTNERS II LDC

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date: February 13, 2001         WINSTON PARTNERS II LLC

                                By:     Chatterjee Advisors LLC, its Manager

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Manager

                                                             Page 16 of 19 Pages


Date: February 13, 2001         CHATTERJEE ADVISORS LLC

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Manager


Date: February 13, 2001         CHATTERJEE MANAGEMENT COMPANY

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Vice President


Date: February 13, 2001         PURNENDU CHATTERJEE

                                By:     /S/ PETER HURWITZ
                                        -----------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 17 of 19 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

A.        Joint Filing  Agreement,  dated as of February 13, 2001,  by
          and  among   Winston   Partners,   L.P.,   Chatterjee   Fund
          Management,  L.P., Winston Partners II LDC, Winston Partners
          II  LLC,  Chatterjee  Advisors  LLC,  Chatterjee  Management
          Company and Purnendu Chatterjee.............................     18